As filed with the Securities and Exchange Commission on January 18, 2005.

                                    Securities Act Registration No._____________
                                       Investment Act Registration No. 811-07661

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        [X]

                        Pre-Effective Amendment No. _                     [ ]

                       Post Effective Amendment No. _                     [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                              Amendment No. 11                            [X]

                            ------------------------

                          AMERITAS LIFE INSURANCE CORP.
                              SEPARATE ACCOUNT LLVA
                                  (Registrant)

                            ------------------------

                          AMERITAS LIFE INSURANCE CORP.
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                            ------------------------

                                Donald R. Stading
         Senior Vice President, Secretary and Corporate General Counsel
                          Ameritas Life Insurance Corp.
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                 (402) 467-7465

                            ------------------------


                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                 Form 6151 NLVA
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
Form N-4          Item                                        Heading in Prospectus
Item 1.           Cover Page..................................Cover Page
Item 2.           Definitions.................................Definitions
Item 3.           Synopsis....................................Policy Overview; Expenses
Item 4.           Condensed Financial Information.............Financial Information
Item 5.           General Description of Registrant,
                  Depositor and Portfolio Companies
                  a) Depositor................................Miscellaneous: About Our Company
                  b) Registrant...............................Appendix A: Variable Investment Option Portfolios
                  c) Portfolio Company........................Appendix A: Variable Investment Option Portfolios
                  d) Prospectus...............................Investment Options
                  e) Voting...................................Miscellaneous: Voting Rights
                  f) Administrator............................N/A
Item 6.           Deductions
                  a) Deductions...............................Charges; Charges Explained
                  b) Sales Load...............................Charges; Charges Explained
                  c) Special purchase plans...................Charges; Charges Explained
                  d) Commissions..............................Miscellaneous: Distribution of the Policies
                  e) Portfolio company deductions and
                  expenses....................................Charges
                  f) Registrant's expenses....................N/A
Item 7.           General Description of Variable
                  Annuity Contracts
                  a) Rights...................................Important Policy Provisions; Miscellaneous: Voting Rights
                  b) Provisions and limitations...............Important Policy Provisions
                  c) Changes in contracts or operations.......Important Policy Provisions
                  d) Contract owner inquiries.................Cover Page; Last Page
Item 8.           Annuity Period
                  a) Level of benefits........................Policy Distributions
                  b) Annuity commencement date................Important Policy Provisions
                  c) Annuity payments.........................Policy Distributions
                  d) Assumed investment return................N/A
                  e) Minimums.................................Important Policy Provisions
                  f) Rights to change options or transfer
                  investment base.............................Investment Options
Item 9.           Death Benefit
                  a) Death benefit calculation................Policy Distributions
                  b) Forms of benefits........................Important Policy Provisions
Item 10.          Purchases and Contract Value
                  a) Procedures for purchases.................Cover Page; Important Policy Provisions
                  b) Accumulation unit value..................Policy Distributions
                  c) Calculation of accumulation unit value...Policy Distributions
                  d) Principal underwriter....................Miscellaneous: Distribution of the Policies
Item 11.          Redemptions
                  a) Redemption procedures....................Policy Distributions
                  b) Texas Optional Retirement Program........N/A
                  c) Delay....................................Policy Distributions
                  d) Lapse....................................Policy Distributions
                  e) Revocation of rights.....................Important Policy Provisions


Item 12.          Taxes
                  a) Tax consequences.........................Federal Income Tax Matters
                  b) Qualified plans..........................Federal Income Tax Matters
                  c) Impact of taxes..........................Federal Income Tax Matters
Item 13.          Legal Proceedings...........................Miscellaneous: Legal Proceedings
Item 14.          Table of Contents for Statement of
                  Additional Information......................Last Page

PART B
Form N-4          Item                                        Heading in Statement of Additional Information

Item 15.          Cover Page..................................Cover Page
Item 16.          Table of Contents...........................Table of Contents
Item 17.          General Information and History
                  a) Name change/Suspended Sales..............N/A
                  b) Attribution of Assets....................N/A
                  c) Control of Depositor.....................General Information and History
Item 18.          Services
                  a) Fees, expenses and costs.................N/A
                  b) Management-related services..............Services
                  c) Custodian and independent public
                  accountant..................................Services
                  d) Other custodianship......................N/A
                  e) Administrative servicing agent...........N/A
                  f) Depositor as principal underwriter.......N/A
Item 19.          Purchase of Securities Being Offered
                  a) Manner of Offering.......................N/A
                  b) Sales load...............................N/A
Item 20.          Underwriters
                  a) Depositor or affiliate as principal
                  underwriter.................................Underwriters
                  b) Continuous offering......................Underwriters
                  c) Underwriting commissions.................Underwriters
                  d) Payments of underwriter..................N/A
Item 21.          Calculation of Performance Data.............Calculation of Performance
Item 22.          Annuity Payments............................N/A
Item 23.          Financial Statements
                  a) Registrant...............................Financial Statements
                  b) Depositor................................Financial Statements

PROSPECTUS: _______, 2005

Genesis NO-LOAD Variable Annuity (sm)
POLICY FORM 6151

Flexible Premium
Deferred Variable Annuity Policy
                             Ameritas Life Insurance Corp. Separate Account LLVA



         This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional. This Policy is designed to permit frequent trading, except where otherwise stated.

         You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from this series fund:

-------------------- ----------------------------------------- --------------------------------
                        Series Fund issuing the Subaccount
 Referred to as:              underlying portfolios:                     Portfolio Advisor
-------------------- ----------------------------------------- --------------------------------
ProFunds                           ProFunds VP                         ProFunds Advisors LLC
-------------------- ----------------------------------------- -----------------------------------

         A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (www.sec.gov select "Filings" and type in "Ameritas Life"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from our Service Center.


           The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

              NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

                   Ameritas Life Insurance Corp. (we, us, our)
            Service Center, P.O. Box 81889, Lincoln, Nebraska 68501.
                     1-800-255-9678. www.ameritasdirect.com

                        This page is intentionally blank.

Contacting Us. To answer your questions or to send additional premium, write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 81889
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-255-9678
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                           e-mail: direct@ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

The Correct Form of Written Notice "in good order" is important for us to get the information we require to accurately process your Policy elections and changes. Many forms can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service you want, we accept some Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:
"Ameritas Life Insurance Corp."

TABLE OF CONTENTS                                        Begin on Page

     DEFINED TERMS...............................................4
     POLICY OVERVIEW.............................................5
     CHARGES.....................................................6
     FINANCIAL INFORMATION.......................................8
     CHARGES EXPLAINED...........................................8
         Mortality and Expense Risk Charge
         Transfer Fee
         Tax Charges
         Fees Charged by the Portfolios
         Waiver of Certain Charges
     INVESTMENT OPTIONS..........................................9
         Separate Account Variable Investment Option
         Transfers
         Third-Party Services
         Short-Term Trading
         Systematic Transfer Programs:
           Dollar Cost Averaging, Portfolio Rebalancing, Earning Sweep
     IMPORTANT POLICY PROVISIONS................................12
         Policy Application and Issuance
         Your Policy Value
         Telephone Transactions
         Delay of Payments
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         Policy Termination
     POLICY DISTRIBUTIONS.......................................15
         Withdrawals
         Loans
         Death Benefits
         Annuity Income Benefits
     FEDERAL INCOME TAX MATTERS.................................19
     MISCELLANEOUS..............................................21
         About Our Company
         Distribution of the Policies
         Voting Rights
         Legal Proceedings
     APPENDIX A: Variable Investment Option Portfolios..........A:1
     APPENDIX B:  Tax-Qualified Plan Disclosures................B:1
     Thank You.  If You Have Questions,......................Last Page
     Statement of Additional Information Table of Contents...Last Page

DEFINED TERMS
--------------------------------------------------------------------------------
Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Annuitant is the person on whose life annuity payments involving life contingencies are based and who receives Policy annuity payments.

Annuity Date is the date annuity income payouts are scheduled to begin. This date is identified on the Policy Specifications page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the Policy value less applicable Policy fee, and any premium tax charge not previously deducted.

Owner, you, your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the date of issue of this Policy.

Subaccount is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

We, Us, Our, Ameritas, ALIC - Ameritas Life Insurance Corp.

Written Notice -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Ameritas, Service Center, P.O. Box 81889, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-7335. Call us if you have questions about what form or information is required.

         This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain features described in this prospectus, may not be available in all states.

     If your Policy is issued as part of a qualified plan under the Internal Revenue Code, refer to any plan documents and disclosures for information about how some of the benefits and rights of the Policy may be affected.

POLICY OVERVIEW

         The following is intended as a summary. Please read each section of this prospectus for additional detail.

         The Policy 6151 Genesis No-Load Variable Annuity is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. Its costs are discussed in this prospectus' CHARGES and CHARGES EXPLAINED sections. You have a short time period to review your Policy and cancel it. The terms of this "right to examine" period vary by state (see the cover of your Policy). You can allocate your premiums among a wide spectrum of investments and transfer money from one underlying investment portfolio to another without tax liability. In the Separate Account variable investment options, you may gain or lose money on your investment. The investment options are described on this prospectus' first page and the INVESTMENT OPTIONS section. The Policy is designed for use by market-timing organizations or other persons or entities that use programmed or frequent transfers among investment options, except as otherwise stated. More information about short-term trading is in the INVESTMENT OPTIONS - TRANSFERS section.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.


         The Policy is a deferred annuity: it has an accumulation (or deferral) period and an annuity income period.

         Accumulation Period. During the accumulation period, any earnings that you leave in the Policy are not taxed. During this period you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers. Withdrawals may be subject to income tax and a penalty tax.

         Annuity Income Period. The accumulation period ends and the annuity income period begins on a date you select or the later of the fifth Policy Anniversary or Anniversary nearest the Annuitant's 85th birthday. During the annuity income period, we will make periodic payments to the Annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the Annuitant's entire life or for some other period. Some or all of each payment will be taxable.

         A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary.

         POLICY OPERATION & FEATURES

Premiums.
o    Minimum initial premium: $2,000.
o Minimum additional premium: $250, or $50 per month if through a regularly billed program.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Policy Anniversary nearest your 85th birthday without our approval.

Investment Options.
o You may transfer among investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Deductions from Assets.
(See CHARGES on next pages.)

Withdrawals.
o    There are no withdrawal charges.
o    Each withdrawal must be at least $250.

Annuity Income.
o    Several fixed annuity income options are available.

Death Benefit.
o    A death benefit is paid upon the death of the Owner.

         TAX-QUALIFIED PLANS

         The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' Appendix B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

CHARGES

         BASE POLICY CHARGES

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

         The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer Policy value between investment options. State premium taxes may also be deducted.

------------------------------------------------------------------------------------- ---------------- ---------------
                                                                                                          Guaranteed
                                                                                           Current          Maximum
                                                                                             Fee              Fee
----------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES

---------------------------------- -------------------------------------------------- ---------------- ---------------
 SALES LOAD                                                                                None             None
---------------------------------- -------------------------------------------------- ---------------- ---------------
 WITHDRAWAL CHARGE                                                                         None             None
---------------------------------- -------------------------------------------------- ---------------- ---------------
PREMIUM TAXES                      Levied by some states and municipalities. Rates       0% - 3.5%       0% - 3.5%
                (upon premium)     and timing of the tax vary and may change.
---------------------------------- -------------------------------------------------- ---------------- ---------------
TRANSFER FEE (per transfer)        ' first 15 transfers per Policy year                    None             None
                                   ' over 15 transfers in one Policy Year,
                                       we may charge ...                                   None             $10
---------------------------------- -------------------------------------------------- ---------------- ---------------

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.
------------------------------------------------------------------------------------- ---------------- ---------------
                                                                                                          Guaranteed
                                                                                           Current          Maximum
                                                                                             Fee              Fee
------------------------------------------------------------------------------------------------------ ---------------
                                                                                           None             None
ANNUAL POLICY FEE
------------------------------------------------------------------------------------------------------ ---------------
SEPARATE ACCOUNT ANNUAL EXPENSES
   (Deducted daily from assets allocated to the Separate Account to equal the annual % shown.)
------------------------------------------------------------------------------------- ---------------- ---------------
MORTALITY & EXPENSE RISK CHARGE                                                            0.90%           0.90%
------------------------------------------------------------------------------------- ---------------- ---------------

         PORTFOLIO COMPANY OPERATING EXPENSES (as of December 31, 2004)

         The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before any waivers or reductions, that you may pay periodically during the time that you own the contract, followed by a table showing additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

------------------------------------------------------------------------------ -------------------- ------------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
   Expenses that are deducted from portfolio company assets, including               Minimum              Maximum
   management fees, distribution and/or service (12b-1) fees, and other expenses
------------------------------------------------------------------------------ -------------------- ------------------
Before any Waivers and Reductions                                                     1.43% (1)           2.71% (2)
------------------------------------------------------------------------------ -------------------- ------------------
After any Waivers and Reductions (explained in the footnotes to these tables)         1.35% (1)           2.02% (3)
------------------------------------------------------------------------------ -------------------- ------------------

(1) ProFunds VP Money Market portfolio.
(2) ProFunds VP Short Small-Cap portfolio.
(3) Access VP High Yield Fund portfolio

---------------------------------------------------------------------------- -------------------- --------------------
                                                                              Total                 Total after
Subaccount's underlying                    Management    12b-1     Other      Fund    Waivers and   Waivers and
Portfolio Name                                Fees       Fees      Fees       Fees    Restrictions  Reductions, if any
---------------------------------------------------------------------------- -------------------- --------------------
----------------------------------------------------------------------------------------------------------------------
CLASSIC PROFUNDS VP
----------------------------------------------------------------------------------------------------------------------
o         Bull                             0.75%       0.25%       0.87%        1.87%          -           1.87%
----------------------------------------------------------------------------------------------------------------------
o         Small-Cap                        0.75%       0.25%       0.73%        1.73%          -           1.73%
----------------------------------------------------------------------------------------------------------------------
o         OTC                              0.75%       0.25%       0.95%        1.95%          -           1.95%
----------------------------------------------------------------------------------------------------------------------
o         Mid-Cap Value                    0.75%       0.25%       1.08%        2.08%        0.10%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Mid-Cap Growth                   0.75%       0.25%       1.02%        2.02%        0.04%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Small-Cap Value                  0.75%       0.25%       1.08%        2.08%        0.10%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Small-Cap Growth                 0.75%       0.25%       1.00%        2.00%        0.02%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Asia 30                          0.75%       0.25%       0.93%        1.93%          -           1.93%
----------------------------------------------------------------------------------------------------------------------
o         Europe 30                        0.75%       0.25%       0.91%        1.91%          -           1.91%
----------------------------------------------------------------------------------------------------------------------
o         Japan                            0.75%       0.25%       0.95%        1.95%          -           1.95%
----------------------------------------------------------------------------------------------------------------------
ULTRA PROFUNDS VP
----------------------------------------------------------------------------------------------------------------------
o         UltraBull                        0.75%       0.25%       1.07%        2.07%        0.09%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         UltraMid-Cap                     0.75%       0.25%       1.08%        2.08%        0.10%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         UltraSmall-Cap                   0.75%       0.25%       1.00%        2.00%        0.02%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         UltraOTC                         0.75%       0.25%       0.97%        1.97%          -           1.97%
----------------------------------------------------------------------------------------------------------------------
INVERSE PROFUNDS VP
----------------------------------------------------------------------------------------------------------------------
o         Bear                             0.75%       0.25%       0.98%        1.98%          -           1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Short Small-Cap                  0.75%       0.25%       1.71%        2.71%        0.73%         1.98% (1)
----------------------------------------------------------------------------------------------------------------------
o         Short OTC                        0.75%       0.25%       0.99%        1.99%        0.01          1.98% (1)
----------------------------------------------------------------------------------------------------------------------
OTHER PROFUNDS VP
----------------------------------------------------------------------------------------------------------------------
o         U.S. Government Plus             0.50%       0.25%       0.99%        1.74%        0.01          1.73% (1)
----------------------------------------------------------------------------------------------------------------------
o         Rising Rates Opportunity         0.75%       0.25%       0.91%        1.91%          -           1.91%
----------------------------------------------------------------------------------------------------------------------
o         Access VP High Yield Fund        0.75%       0.25%       1.02%        2.02%          -           2.02%
----------------------------------------------------------------------------------------------------------------------
o         Money Market                     0.75%       0.25%       0.43%        1.43%        0.08%         1.35% (1)
----------------------------------------------------------------------------------------------------------------------

(1) ProFund Advisors has contractually agreed to waive investment advisory and management services fees and to reimburse other expenses to the extent Total Fund Fees, as a percentage of average daily net assets, exceed 1.98% (1.73% for the U.S. Government Plus portfolio and 1.35% for the Money Market portfolio) through _______, 2005. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be recouped by ProFund Advisors within 3 years of the waiver or reimbursement to the extent that recoupment will not cause the portfolio's expenses to exceed any expenses limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.

* 12b-1 fees are paid to us by the portfolio pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares.

         EXAMPLES OF EXPENSES

         The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy owner transaction expenses, contract charges, separate account annual expenses, and Subaccount underlying portfolio fees and expenses.

         The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart.

                                 ------------------------------------------------------------------------------
                                            The Policy's expenses are the same whether the Policy is
                                    surrendered, annuitized, or continued at the end of the time period shown.
                                 ------------------------------------------------------------------------------
 EXAMPLE                                 1 Yr              3 Yr              5 Yr             10 Yr
 --------------------------------------------------------------------------------------------------------------
 Maximum Policy Expenses (1)             $364              $1,106            $1,869           $3,871
 Minimum Policy Expenses (2)             $228                $703            $1,205           $2,585
 --------------------------------------------------------------------------------------------------------------

(1) Maximum Policy Expense Charges. This example assumes maximum charges of 0.90% for Separate Account annual expenses, plus the maximum fees and expenses before any contractual waivers or reductions of any of the portfolio companies.

(2) Minimum Policy Expense Charges. This example assumes current charges of 0.90% for Separate Account annual expenses, plus the minimum fees and expenses after any contractual waivers or reductions of any of the portfolio companies.

FINANCIAL INFORMATION

         Since there were no sales of the Policy before the effective date of this Prospectus, there is no Accumulation Unit value history for each of the Separate Account variable investment options to report. When such information becomes available, we will include it in future updates to this Prospectus. Financial statements of the Subaccounts of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.

CHARGES EXPLAINED

         The following adds to information provided in the CHARGES section. Please review both prospectus sections for information on charges. The Policy has no sales load, withdrawal charges, or separate charge for administrative expenses including no Policy fee.

         MORTALITY AND EXPENSE RISK CHARGE

         We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that Annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Policy value.

         Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

         If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit.

         TRANSFER FEE

         The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount in which the Owner is invested.

         TAX CHARGES

         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other costs resulting from taxes that we determine are properly attributable to the Separate Account.

         FEES CHARGED BY THE PORTFOLIOS

         Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' CHARGES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

         WAIVER OF CERTAIN CHARGES

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee.

         Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

INVESTMENT OPTIONS

     The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

     You may allocate your premiums among the Separate Account variable investment options. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

The value of your Policy will go up or down based on the investment performance of the variable investment options you choose. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. The Separate Account was established as a separate investment account of Ameritas under Nebraska law on October 26, 1995. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

     The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

           You bear the risk that the variable investment options you select may fail to meet their objectives, that they could
              go down in value, and that you could lose principal.

              Each Subaccount's underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

         New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Vanguard VIF Money Market Subaccount.

         If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

         TRANSFERS

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, subject to these rules:

         Transfer Rules:
          o A transfer is considered any single request to move assets from one or more Subaccounts to one or more of the other Subaccounts.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by 3:45 p.m. Eastern Time for same day processing. Requests received later are processed on the next trading day. Fax requests must be sent to our trade desk at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
          o The transferred amount must be at least $250, or the entire Subaccount if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount is the lesser of $100 or the balance in the Subaccount.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the ProFunds VP Money Market Subaccount.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time, subject to Policy restrictions.

o         Third Party Services
          Where permitted and subject to our rules, we may accept your authorization to have a third party exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         SHORT-TERM TRADING

         Unlike most variable annuity policies, the Policy can serve as a vehicle for short-term trading and includes investment options designed for use by investors and their investment advisors who use frequent trading. Subaccount underlying portfolios' prospectuses describe each portfolio's position regarding short-term trading. To engage in short-term trading, you must elect to perform trades using only an electronic `on-line' process we make available, and must consent to receive disclosures (trade confirmations, annual statements, updated disclosure information, etc.) electronically. We reserve the right, however, to deliver documents to you on paper at any time. We may charge a fee for producing paper copies of documents at your request and which have been previously delivered to you electronically. You may also revoke your consent to further delivery of electronic documents at any time by written notice to us.

         If you do not elect the requirements for short-term trading outlined above, we reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will also enforce any Subaccount underlying portfolio manager's own restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. Any Subaccount restrictions will be uniformly applied.

         We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these rules, nor are they subject to a transfer fee. See the sections of the Prospectus describing those programs for the rules of each program.

         SYSTEMATIC TRANSFER PROGRAMS

         We offer several systematic transfer programs. We reserve the right to alter or terminate these programs upon thirty days written notice.

o        Dollar Cost Averaging
         The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the ProFunds VP Money Market Subaccount to any other Subaccount(s). Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Program Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the ProFunds Money Market Subaccount is the lesser of $250 or the balance in the Subaccount.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the ProFunds Money Market Subaccount is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing program is elected.

o        Portfolio Rebalancing
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.

o        Earnings Sweep
         The Earnings Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options, either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

IMPORTANT POLICY PROVISIONS
         Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

         POLICY APPLICATION AND ISSUANCE

         To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant is age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.

         If your application is in good order upon receipt, we will credit your initial premium (less premium tax, if applicable) to the Policy value in accordance with the Policy's "right to examine" provision within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

     Replacing an existing annuity policy is not always your best choice.
                      Evaluate any replacement carefully.

         The Policy Date is the date two Business Days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

o        Application in Good Order
         All application questions must be answered, but particularly note these requirements:
          o The Owner's and the Annuitant's full name, Social Security number, and date of birth must be included.
          o Your premium allocations must be completed in whole percentages, and total 100%.
          o    Initial premium must meet minimum premium requirements.
          o    Your signature must be on the application.
          o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
          o    City, state and date application was signed must be completed.
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.

o        Premium Requirements
         Your premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant or Owner may not exceed $1 million without our consent.

Initial Premium
o The only premium required. All others are optional.
o Must be at least $2,000. We have the right to change these premium requirements, and to accept a smaller initial premium if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or as part of a tax-qualified plan.

Additional Premiums
o Must be at least $250; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
o Will not be accepted, without our approval, on or after the earlier of (i) the Policy Anniversary nearest your 85th birthday or (ii) the Annuity Date.

o        Allocating Your Premiums
         Initial allocations in your Policy application will be used for additional premiums until you change your allocation.
          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

o        "Right to Examine" Period Allocations
         Return of Value State. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

         Return of Premium States. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan Policies, we will hold your initial premium in the ProFunds VP Money Market Subaccount for 13 days. Then, we will invest your initial premium in the investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the greater of the Policy value or premiums paid.

         YOUR POLICY VALUE

         On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options as well as the deductions for charges under the Policy.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
          (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b) the daily mortality and expense risk charge; and this result divided by
          (c) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

         An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change of premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules:
o Must be received by 2:45 p.m. Central Time on a day the New York Stock Exchange ("NYSE") is open; if later, the transaction will be processed the next day the NYSE is open.
o    Calls will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         DELAY OF PAYMENTS

         We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

         If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         MINOR OWNER OR BENEFICIARY

         A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

         POLICY TERMINATION

         We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY DISTRIBUTIONS: Withdrawals section for more information.

         If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Cash Surrender Value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month.

POLICY DISTRIBUTIONS

          There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

         WITHDRAWALS

         You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

Withdrawals may be subject to:
    -   Income Tax
    -   Penalty Tax

         Withdrawal Rules
          o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be the 1st through 28th day of the month.
          o    Minimum withdrawal is $250.
          o We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy.
          o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
          o The amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we will deduct any charges owed but not yet paid, a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
          o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

         ALIC and the Separate Account may allow facsimile request forms and signatures to be used for the purpose of a "Written Notice" authorizing withdrawals from your Policy. You may complete and execute a withdrawal form and send it to our Service Center fax number, 402-467-7335. We may offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

o        Systematic Withdrawal Plan
         The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

         DEATH BENEFITS

o        Annuitant's Death Benefit
         We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

         If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary Annuitant as an Owner for purposes of the death benefit. The "primary Annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary Annuitant will be treated as the death of an Owner.

An Annuitant's death benefit is payable upon:
        -    Your Policy being in force;
        -    Receipt of Due Proof of Death of the first Owner to die;
        -    Election of an annuity income option; and
        - Proof that the Owner died before any annuity payments begin. "Due Proof of Death" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

         If the Annuitant is an Owner or joint Owner, the Annuitant's death is treated as the Owner's death.

         If the Annuitant is not an Owner and the Annuitant dies before the Annuity Date, the Owner may name a new Annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.

         If your spouse is the Policy beneficiary, Annuitant, or a joint Owner, special tax rules apply. See the IRS Required Distribution Upon Owner's Death section below.

         We will deduct any applicable premium tax not previously deducted from the death benefit payable.

o        Standard Death Benefit
         Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit equals the larger of:
          - your Policy value on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
          -    adjusted guaranteed death benefit premiums.

         We define adjusted guaranteed death benefit premiums as total premiums paid into the policy less an adjustment for each withdrawal. If you have not taken any withdrawals from the policy, the adjusted guaranteed death benefit premiums is equal to the total premiums paid into the policy. To calculate the adjustment amount for the first withdrawal made under the policy, we determine the percentage by which the withdrawal reduces the policy value. For example, a $10,000 withdrawal from a policy with a $100,000 value is a 10% reduction in policy value. This percentage is calculated by dividing the amount of the withdrawal by the policy value immediately prior to taking that withdrawal. The resulting percentage is multiplied by the total premiums paid into the policy immediately prior to the withdrawal and then subtracted from the total premiums paid into the policy immediately prior to the withdrawal. The resulting amount is the adjusted guaranteed death benefit premiums.

         To arrive at the adjusted guaranteed death benefit premiums for subsequent withdrawals, we determine the percentage by which the policy value is reduced by taking the amount of the withdrawal in relation to the policy value immediately prior to taking the withdrawal. We then multiply the adjusted guaranteed death benefit premiums as determined immediately prior to the withdrawal by this percentage. We subtract that result from the adjusted guaranteed death benefit premiums determined immediately prior to the withdrawal to arrive at the subsequent guaranteed death benefit premiums.

         Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o        IRS Required Distribution Upon Death of Owner
         Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' Appendix B.

Tables Illustrating Benefits Upon Death
         The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.

                                      If death occurs before the Annuity Date:
If the deceased is...  and...             and...                    then the...
--------------------- ------------------- ------------------------- ------------------------------------------------
any Policy Owner      - - -               - - -                     Policy beneficiary receives the death benefit.
--------------------- ------------------- ------------------------- ------------------------------------------------
any Policy Owner      There is no         the beneficiary is the    surviving spouse may elect to become the
                      surviving joint     Policy Owner's            Policy Owner and continue the Policy, or may
                      Policy Owner who    surviving spouse,         have the Policy end and receive the death
                      is the deceased     unless the spouse is      benefit.
                      Owner's spouse      the surviving joint
                                          Policy Owner
--------------------- ------------------- ------------------------- ------------------------------------------------
the Annuitant         a Policy Owner is   there is no named         the Policy continues with the Policy Owner as
                      living              contingent or joint       the Policy Annuitant unless the Owner names a
                                          Annuitant                 new Annuitant.
--------------------- ------------------- ------------------------- ------------------------------------------------
the Annuitant         the Policy Owner    - - -                     the Annuitant's death is treated as a Policy
                      is a non-person                               Owner's death.
--------------------- ------------------- ------------------------- ------------------------------------------------
An Annuitant          a Policy Owner is   the contingent or joint   contingent Annuitant becomes the Annuitant,
                      living              Annuitant is living       and the Policy continues.
--------------------- ------------------- ------------------------- ------------------------------------------------

                  If death occurs on or after the Annuity Date:

                                      If death occurs before the Annuity Date:
If the deceased is...  and...             then the...
--------------------- ------------------- -------------------------------------------------------------------------
any Policy Owner      There is a living   surviving Policy Owner remains as Owner for purposes of distributing any
                      joint Owner, and    remaining Policy proceeds pursuant to the annuity income option then
                      the Annuitant is    in effect. If the annuity benefit payee was the deceased Policy Owner,
                      living              the surviving Owner receives the proceeds. If the payee is other than the deceased Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
--------------------- ------------------- --------------------------------------------------------------------------
any Policy Owner      There is no         Policy beneficiary becomes the Policy Owner for purposes of distributing
                      surviving joint     any remaining Policy proceeds pursuant to the annuity income option then
                      Owner, and          in effect. If the annuity benefit payee was the Owner, then the Policy
                      the Annuitant is    beneficiary receives the proceeds. If the payee is other than the
                      living              Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
--------------------- ------------------- --------------------------------------------------------------------------
any Policy Annuitant  any Policy Owner    Policy Owner (or other named payee) receives distribution of any
                      is living           remaining Policy proceeds pursuant to the annuity income option then in effect.
--------------------- ------------------- --------------------------------------------------------------------------
the Annuitant         the Annuitant is    Policy beneficiary becomes the Policy Owner for purposes of distributing
                      also the Policy     any remaining Policy proceeds pursuant to the annuity income option then
                      Owner               in effect.  If the annuity benefit payee was the Owner, then the Policy beneficiary receives the proceeds. If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.

--------------------- ------------------- --------------------------------------------------------------------------

         ANNUITY INCOME BENEFITS

         A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the Annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income options.

Annuity payments:
     - require investments to be allocated to our general account, so are not variable.
     -  may be subject to a withdrawal charge.
     -  may be taxable and, if premature, subject to a tax penalty

         Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or Annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

         Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 1.5% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for all annuity income options. Current annuity income option amounts for all options are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts for all annuity income options are based on the interest rate described above. Guaranteed amounts for options 4 and 5 are also based on the A2000 Valuation Mortality Table, projected 20 years. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o        When Annuity Income Payments Begin
         You select the Annuity Date by completing an election form that you can request from us at any time. This date may not be any earlier than the fifth Policy Anniversary. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the Annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

o        Selecting an Annuity Income Option

         You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

         If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o        Annuity Income Options
         Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the Annuitant or Beneficiary to transfer amounts applied under options 1, 2 or 3 to option 4, 5 or 6 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

         Note: Unless you elect an annuity income option with a guaranteed period or option 1, it is possible that only one annuity payment would be made under the annuity payout option if the Annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the Annuitant died before the due date of the third annuity payment, etc. This would not happen if you elect an annuity option guaranteeing either the amount or duration of payments, or just paying interest (options 1, 2, or 3).

         Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

         We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

         The annuity income options are:

(1) Interest Payment. While proceeds remain on deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

(2) Designated Amount Annuity. Proceeds are paid in monthly installments of a specified amount over at least a 5-year period until proceeds, with interest, have been fully paid.

(3) Designated Period Annuity. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) Lifetime Income Annuity. Proceeds are paid as monthly income during the Annuitant's life. Variations provide for guaranteed payments for a period of time.

(5) Joint and Last Survivor Lifetime Income Annuity. Proceeds are paid as monthly income during the joint Annuitants' lives and until the last of them dies.

(6)  Lump Sum. Proceeds are paid in one sum.

FEDERAL INCOME TAX MATTERS

         This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). It is not intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

         Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

o        Taxation of Annuity Payments
         Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income. Generally, the Code provides for the return of your investment in an annuity policy in equal tax-free amounts over the annuity payout period. Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Policy to the total expected value of annuity payments. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Policy by the total number of expected payments. The balance of each payment is taxable income. After you recover your investment in the Policy, any payment you receive is fully taxable. (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.) The taxable portion of any annuity payment is taxed at ordinary income tax rates.

o        Taxation of Death Proceeds
         A death benefit paid under the Policy is taxable to the beneficiary. The rules on taxation of an annuity apply. Estate taxes may also apply, even if all or a portion of the benefit is subject to federal income taxes. To be treated as an annuity, a Policy must provide that: (1) if an annuitant dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Policy is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the annuitant dies before the annuity starting date, the entire interest must be distributed within five years of death. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the beneficiary is the surviving spouse of the annuitant, then the surviving spouse is considered the annuitant, making it possible to continue deferring taxes on the accrued and future income of the Policy until payments are made to the surviving spouse.

o        Taxation of Withdrawals
         Withdrawals that exceed aggregate premiums are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal. Withdrawn earnings are included in gross income.

Periodic Withdrawals
         Periodic withdrawals are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary. Although periodic withdrawals are subject to federal income taxation, they are not subject to the 10% federal tax penalty that applies to non-periodic withdrawals.

Non-Periodic Withdrawals
         If you make a non-periodic withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty usually applies. However, the penalty does not apply to distributions:
          o    after the taxpayer reaches age 59 1/2;
          o    upon the death of the owner;
          o    if the taxpayer is defined as totally disabled;
          o    as a periodic withdrawal, as described above;
          o    under an immediate annuity; or
          o    under certain other limited circumstances.

o        Tax Treatment of Assignments and Transfers
         An assignment or pledge of a Policy may have tax consequences, and may also be prohibited by the Code (particularly for tax-qualified plans) and ERISA in some circumstances. Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Policy. Policies issued for non-qualified plans generally use premiums as the cost basis, while contracts issued in connection with qualified plans may have no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

         Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various withdrawal penalties, excise taxes and restrictions may apply to contributions or distributions made in violation of applicable limitations.

o        Tax Benefits During Accumulation Period
         An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase. An individual owner is not taxed on increases in the value of a Policy until a distribution occurs, either in the form of a single sum payment or as annuity payments under the settlement option selected.

o        Tax Treatments by Type of Owner
         A Policy held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes. The income on such a Policy is taxable in the year received or accrued by the owner. However, this rule does not apply if the owner is acting as an agent for an individual or is an estate that acquired the Policy as a result of the death of the decedent. Nor does it apply if the Policy is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Policy under a terminated qualified plan. You should consult your tax adviser before purchasing a Policy to be owned by a non-natural person.

o        Annuity Used to Fund Qualified Plan
         The Policy is designed for use with various qualified plans. The Policy will not provide additional tax deferral benefits if it is used to fund a tax-deferred qualified plan. However, Policy features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a qualified plan. Owners, annuitants and beneficiaries should seek competent financial advice about the tax consequences of Policy distributions.

         The income on tax sheltered annuity (TSA) and individual retirement annuity (IRA) investments is tax deferred; therefore, any income on variable annuities held by such plans does not receive an additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax qualified annuities may be purchased as investments for:
          o    Individual Retirement Annuities (IRAs), Code Section 408(b);
          o    Simplified Employee Pension (SEP IRA), Code Section 408(k);
          o    Savings Incentive Match Plans for Employees (SIMPLE IRA), Code
               Section 408(p); and
          o    Roth IRAs, Code Section 408A.
The Company reserves the right to limit the availability of the Policy for use with any of the plans listed above or to modify the Policy to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Policy

o        Tax Impact on Account Value
         Certain Policy credits are treated as taxable "earnings" and not "investments" for tax purposes. Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts). In addition, taxation order generally considers the last premium withdrawn first ("last-in, first-out").

MISCELLANEOUS

         ABOUT OUR COMPANY

         Ameritas Life Insurance Corp. ("Ameritas") issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska - Nebraska's first insurance company - in business since 1887. We are engaged in the business of issuing individual life insurance, annuities and group dental and vision insurance, retirement plans and 401(k) plans throughout the United States, except the State of New York. We are an indirectly wholly owned subsidiary of Ameritas Acacia Mutual Holding Company ("Ameritas Acacia"). Our address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

         DISTRIBUTION OF THE POLICIES

         Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, our ultimate parent company, is the principal underwriter of the Policies. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. There is no premium load to cover sales and distribution expenses. All compensation or expense reimbursement received by AIC for serving as principal underwriter of the Policies will be paid by us from our other assets or surplus in our general account, which may include profits derived from mortality and expense risk charges and other charges made under the Policies. Policies can be purchased directly from us through our direct consumer services, with salaried employees who are registered representatives of AIC and who will not receive compensation related to the purchase.

         The Policies are also sold by individuals who are registered representatives of AIC or other broker-dealers. In these situations, we may pay AIC at a rate of up to 0.05% of all premium received, and other broker-dealers at a rate of up to 0.50% of premium plus an asset based administrative compensation of 0.10% (annualized) beginning in the second Policy Year.

         VOTING RIGHTS

         As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

         If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

APPENDIX A:  Variable Investment Option Portfolios

         Subaccount underlying portfolios listed below are designed as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met. This information is a brief summary for each underlying portfolio. You should read the fund prospectus for more information about each portfolio.

---------------------------------------------------- -----------------------------------------------------------------------
         Separate Account                                     Summary of Investment Strategy
            Portfolio
---------------------------------------------------- ----------------------------------------------------------------
                                                      Seek to provide daily investment results, before fees and
                CLASSIC PROFUNDS VP                   expenses, that match 100% the daily performance of the
                                                      stated index.
---------------------------------------------------- ----------------------------------------------------------------
Bull                                                                         S&P 500 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
Small-Cap                                                                  Russell 2000 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
OTC                                                                         NASDAQ-100 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
Mid-Cap Value                                                       S&P MidCap 400/Barra Value Index
---------------------------------------------------- ----------------------------------------------------------------
Mid-Cap Growth                                                      S&P MidCap 400/Barra Growth Index
---------------------------------------------------- ----------------------------------------------------------------
Small-Cap Value                                                    S&P SmallCap 600/Barra Value Index
---------------------------------------------------- ----------------------------------------------------------------
Small-Cap Growth                                                  S&P SmallCapp 600/Barra Growth Index
---------------------------------------------------- ----------------------------------------------------------------
Asia 30                                                                  ProFunds Asia 30 Index
---------------------------------------------------- ----------------------------------------------------------------
Europe 30                                                               ProFunds Europe 30 Index
---------------------------------------------------- ----------------------------------------------------------------
Japan                                                                   Nikkei 225 Stock Average
---------------------------------------------------- ----------------------------------------------------------------
                 ULTRA PROFUNDS VP                       Seek to provide daily investment results, before fees and
                                                         expenses, that double (200%) the daily performance of the
                                                                             stated index.
---------------------------------------------------- ----------------------------------------------------------------
UltraBull                                                                    S&P 500 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
UltraMid-Cap                                                              S&P MidCap 400 Index
---------------------------------------------------- ----------------------------------------------------------------
UltraSmall-Cap                                                             Russell 2000 Index
---------------------------------------------------- ----------------------------------------------------------------
UltraOTC                                                                    NASDAQ-100 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
                 ULTRA PROFUNDS VP                      Seek to  provide daily investment results, before fees and expenses, that match (100%) the inverse (opposite) of the
                                                        daily performance of the stated index.
---------------------------------------------------- ----------------------------------------------------------------
Bear                                                                         S&P 500 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
Short Small-Cap                                                            Russell 2000 Index
---------------------------------------------------- ----------------------------------------------------------------
Short OTC                                                                   NASDAQ-100 Index(R)
---------------------------------------------------- ----------------------------------------------------------------
           OTHER PROFUNDS VP
---------------------------------------------------- ----------------------------------------------------------------
U.S. Government Plus                                    Seek to results, before fees and expenses, that correspond to
                                                        125% of the daily performance of the price of the most
                                                        recently  issued 30-year U.S. Treasury Bond.
---------------------------------------------------- ----------------------------------------------------------------
Rising Rates Opportunity                                Seek to provide daily investment results, before fees and
                                                        expenses, that correspond to 125% of the inverse daily
                                                        performance of the price of the most recently issued 30-year
                                                        U.S. Treasury Bond.
---------------------------------------------------- ----------------------------------------------------------------
Access VP High Yield Fund                               Seek to provide daily investment results, before fees and
                                                        expenses, that correspond generally to the total return of the high yield market.
---------------------------------------------------- ----------------------------------------------------------------
Money Market                                                                 Money Market.
---------------------------------------------------- ----------------------------------------------------------------

"S&P 500 Index," "S&P MidCap 400/Barra Value Index," "S&P MidCap 400/Barra Growth Index," "S&P SmallCap 600/Barra Value Index," S&P SmallCap 600/Barra Growth Index," and "S&P MidCap 400 Index are trademarks of The McGraw-Hill Companies, Incl. And Barra, Inc. and have been licensed for use by proFunds. "NASDAQ-100(R) Index" is a trademark of The NASDAQ Stock Market, Inc. the "Nikkei 225 Stock Average" is a trademark of Nihon Keizai Shimbun, Inc. "Russell 2000(R) Index" is a trademark of the Frank Russell Company. The ProFunds VP portfolios and the Policy are not sponsored, endorsed, sold or promoted by these organizations and the organizations make no representations regarding the advisability of investing in ProFunds VP or purchasing the Policy.

                                      -A:1-

APPENDIX B: Tax-Qualified Plan Disclosures
 ------------------------------------------ ------------------------------------
 DISCLOSURE SUMMARY                         For annuity policies issued as a:
                                                |  Regular IRA
 AMERITAS LIFE INSURANCE CORP.                  |  SEP IRA
                                                |  SIMPLE IRA
                                                |  Roth IRA
 ------------------------------------------ ------------------------------------

This Disclosure Summary is prepared under Internal Revenue Service ("IRS") requirements and is intended to explain IRS rules that apply to a Policy purchased for a plan established under Internal Revenue Code ("Code") Section:

      -   408(b) Individual Retirement Annuity (IRA),
      -   408(k) Simplified Employee Pension (SEP IRA),
      -   408(p) Savings Incentive Match (SIMPLE IRA) or 408A Roth IRA.

A Regular, SEP, or SIMPLE IRA may also be used as a Rollover IRA or a Spousal IRA. A separate policy must be purchased for each individual under each plan.

This Disclosure Summary is not intended as, nor does it constitute, legal or tax advice. You should consult a competent tax adviser to learn how federal income tax laws (and other laws) apply to your annuity interests.

If you have any questions about your Policy, please contact us at the address and telephone number shown below.

For further information about IRAs, contact your personal tax adviser, any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date your IRA plan Policy is issued. To revoke your plan and receive a full refund of any initial premium paid, send a signed and dated written notice and your Policy to us at:

                          Ameritas Life Insurance Corp.
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 81889
                                Lincoln, NE 68501
                            Telephone 1-800-255-9678

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After your Policy's free look period expires, you cannot forfeit your interest in your IRA or transfer ownership to another person (except if such transfer is incident to divorce). The IRA is established for the exclusive benefit of the individual or his or her beneficiaries.

        Growth in the value of your variable annuity Policy IRA cannot be guaranteed or projected.


                                      -B:1-

REGULAR IRA, SEP IRA, SIMPLE IRA

REGULAR IRA

The Code permits eligible individuals to establish and contribute to an individual retirement annuity ("IRA"). However, your adjusted gross income ("AGI") and whether you (or your spouse) are an "active participant" in an employer sponsored retirement plan are factors in determining whether contributions to your IRA are tax-deductible. You should obtain competent advice as to the suitability of this Policy for use with your IRA.

Eligibility
Any person under age 70 1/2 and earning income from personal services may establish an IRA Plan.

Contributions
Contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductible Regular IRA Contributions. In any tax year before the year you reach 70 1/2, the maximum total annual contribution you can make to all Regular IRAs and Roth IRAs is the lesser of (1) 100% of compensation, or (2) $4,000 in Years 2005-2007, and $5,000 in 2008 and after. The limit does not apply to rollover contribution amounts converted from a Regular IRA to a Roth IRA. If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. If you are 50 or older, annual contribution limits are increased by $500 for 2005 and $1,000 for taxable years beginning in 2006 and after ("Catch-up Elective Deferral Contributions"). Distributions from certain other types of qualified plans may be "rolled over" into an IRA on a tax-deferred basis.

Non-Deductible Regular IRA Contributions. You may be able to make non-deductible contributions to your Regular IRA. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) your compensation or
(2) $4,000 in Years 2005-2007 and $5,000 in 2008 and thereafter. Limits are increased when a Spousal IRA is also involved and reduced by non-deductible Roth IRA contributions. You must report any non-deductible contribution on your tax return. You must keep track of your non-deductible contributions (We do not keep these records). Documentation is necessary because contributions made on a non-deductible basis are not taxable at distribution.

There is a 10% IRS penalty tax on IRA contributions made in excess of permissible contribution limits.

Distributions
Required Minimum Distribution payments generally must start no later than April 1 of the calendar year after you (1) turn age 70 1/2 or (2) retire. If you have not already withdrawn your entire balance, you may elect to receive the entire value of your IRA Plan by this date in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary. Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

You must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the Minimum Required Distribution and the amount distributed.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method used before your death.

If you die before Required Minimum Distribution payments begin, your Policy value must be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, payments to a named beneficiary may be made over the life or life expectancy of the beneficiary and must begin on or before December 31 of the calendar year following the year of your death. If the named beneficiary is your spouse, payments must begin before December 31 of the calendar year in which you would have reached age 70 1/2.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

SIMPLIFIED EMPLOYEE PENSION PLAN (SEP IRA)

A SEP IRA is a plan adopted by an employer for all of its eligible employees. A SEP IRA is funded solely by employer contributions. Each eligible employee is always fully vested in his or her SEP IRA.

Eligibility
Under the Code, an employee is eligible to participate in a SEP IRA when he or she (1) is at least 21 years old and (2) has worked for the employer at least three of the last five years. The employer may exclude some employees from the plan, such as those covered by collective bargaining arrangements and those with less than $450 compensation. However, the employer may establish less restrictive eligibility requirements.

Contributions
SEP IRA contributions must be made by the due date of the employer's tax return (including extensions).

The Code limits the employer's contribution to each employee's SEP IRA for each calendar year to 25% of pay or $41,000 for 2004. The maximum amount is subject to cost of living adjustments for later years.

Distributions
(See Regular IRA Section on Distributions.)

SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES OF SMALL EMPLOYERS (SIMPLE IRA)

A SIMPLE IRA may be adopted by an employer who has 100 or fewer employees. A SIMPLE IRA is funded by employer and employee contributions. Each eligible employee is always fully vested in his or her SIMPLE IRA.

Eligibility
The employer may elect full eligibility for all employees or may limit participation in a SIMPLE IRA to employees who earn at least $5,000 for the calendar year and at least $5,000 during up to any two calendar years preceding the calendar year. The employer may establish less restrictive eligibility requirements. The employer may exclude employees from the plan if they are covered by collective bargaining arrangements.

                                      -B:2-

Contributions
SIMPLE IRA contributions must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

The maximum total annual contribution you can make to a SIMPLE IRA is $9,000 in 2004 and $10,000 in 2005. If you are 50 or older, Catch-up Elective Deferral Contributions are $1,500 for 2004, $2,000 for 2005, and $2,500 for 2006. The
employer may use a matching contribution formula, which generally requires dollar for dollar match to employee contributions up to 3% of the employee's compensation for the year (or a lower percentage match not below 1%). Alternatively, the employer may make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan. The employer must notify employees of the selection of this option in advance.

Distributions
(See Regular IRA Section on Distributions.)

SIMPLE IRA contributions and earnings can be withdrawn at any time. A withdrawal is taxable in the year received. If a participant makes a withdrawal before he or she attains age 59 1/2, generally a 10% additional tax applies. If this withdrawal occurs within the first 2 years of participation, the 10% tax is increased to 25%. SIMPLE IRA contributions and earnings may be rolled over tax-free from one SIMPLE IRA to another. A tax-free rollover may also be made from a SIMPLE IRA to an IRA that is not a SIMPLE IRA, but only after 2 years of participation in the SIMPLE IRA plan.

TAX CONSIDERATIONS FOR REGULAR IRA, SEP IRA, SIMPLE IRA
A cash distribution from your IRA Plan (other than a Roth IRA) is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution. If you made both deductible and non-deductible IRA contributions in a taxable year, a portion of your withdrawals in that year may be excluded from income, based on the ratio your aggregate non-deductible IRA contributions bear to the balance of all of your IRAs.

Please check with your tax adviser to verify that you are receiving the proper amount from all of your IRAs.

ROTH IRA

A Roth IRA must be designated as such when it is established. Unlike Regular IRAs, contributions to Roth IRAs are not deductible for tax purposes. Each eligible employee is always fully vested in his or her SIMPLE IRA. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

Eligibility
There is no age limitation for contributing or converting to a Roth IRA. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.. However, you must have received compensation (wages, salary, tips, professional fees, bonuses), but have an adjusted gross income
(AGI) less than:

o    $160,000 - Married Filing Jointly
o $10,000 - Married Filing Separately (and you lived with your spouse at any time during the year)
o $110,000 - Single, Head of Household, or Married Filing Separately (and you did not live with your spouse during the year).

Contributions
Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

In general, if your only IRA is a Roth IRA, the maximum contribution limit is the lesser of your taxable compensation or $3,000 ($3,500 for those age 50 or over). The maximum contribution limit is phased out as your AGI approaches your eligible compensation limit. You can make contributions to a Roth IRA for your spouse, provided you meet the income requirements.

Distributions
While you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies Code requirements.

If you die before your entire interest in the Policy is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule.

If the beneficiary is your surviving spouse, payments may be delayed until the end of the year in which you would have reached age 70 1/2. If your surviving spouse is your only beneficiary, he or she may be permitted to treat the Policy as his or her own Roth IRA.

TAX CONSIDERATIONS FOR ROTH IRA

You should consult with your tax adviser to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA.

Qualified Distributions
Qualified distributions from a Roth IRA are not included in your gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution" the distribution must satisfy a five-year holding period and be made (1) on or after you reach age 59 1/2, (2) because you are disabled, (3) to a beneficiary or your estate after your death, or (4) to buy, build, or rebuild a first home.

Lump Sum Distribution
If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except non-

                                      -B:3-
deductible contributions to a Regular IRA or to a Roth IRA, or qualified distributions from a Roth IRA), and is not eligible for income tax averaging available for other types of qualified retirement plans.

Penalties
A 10% premature distribution penalty tax may apply to distributions of conversion amounts (even though they are not includable in income) if the distribution is made within that conversion's five-year holding period. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax. The five-year holding period is determined separately for each conversion contribution and may not be the same as the five-year holding period used to determine whether a distribution from a Roth IRA is a qualified distribution or not. For this reason it is important that you keep track of when your conversion contributions are made to your Roth IRA.

If a minimum distribution is not made from your Roth IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount actually distributed is subject to an excise tax of 50%.

It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the IRS may require. Consult the instructions to your tax return, IRS Publication 590 and your tax adviser for reporting requirements that may apply.

ROLLOVER IRAs

Plan-to-Plan Rollover
A plan-to-plan rollover allows continued tax deferral on otherwise taxable distributions from certain plans. The rollover IRA is purchased with your distributions from another IRA (including a SEP or SIMPLE IRA), Section 401(a) Qualified Retirement Plan, Section 401(k) plan, Section 403(b) Tax Sheltered Annuity, or Section 457 eligible governmental plan. Rollover contributions are not subject to contribution limits on Regular IRAs, but also are not tax deductible. Certain distributions (including required minimum distributions and equal periodic payments made at least annually) are not eligible for rollover.

Participant Rollovers must be accomplished within 60 days following receipt of the distribution from the prior IRA.

Direct Rollovers of eligible amounts are those distributed directly to a trustee, custodian or issuer of the receiving IRA. A conduit IRA may be required for rollover to an employer sponsored plan.

During the first two years you participate in a SIMPLE Plan, you may not rollover or transfer distributions to an IRA that is not a SIMPLE IRA.

Roth IRA Rollovers
Your can rollover distributions from a traditional IRA to a Roth IRA if you convert such amounts within 60 days after distribution. Note that contributions to a Roth IRA are not deductible and income limits apply. There may be additional income tax consequences upon such a conversion. You will have excess contributions if the amount you convert to a Roth IRA plus your contributions to all of your IRAs exceed your IRA contribution limits for the year. To avoid the 10% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before your tax return due date or recharacterize the contribution, if permitted. Consult your financial adviser to determine other considerations when converting a traditional IRA to a Roth IRA.

RECHARACTERIZATION

Recharacterization occurs when you contribute to one type of IRA, then elect to treat the contribution as made to a second, different type of IRA. You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first. Consult your tax adviser before recharacterizing a contribution.

RECONVERSION

Reconversion occurs if you convert a non-Roth IRA to a Roth IRA, then recharacterize it back to a non-Roth IRA, then reconvert it back to a Roth IRA. The IRS regulates how frequently you may make a reconversion. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion" and recharacterized. A failed conversion may be subject to penalty taxes for early distributions. You should consult your tax adviser before attempting a reconversion.

RESTRICTIONS

Nontransferability
You may not transfer, assign or sell your IRA Plan to anyone (except in the case of transfer incident to divorce).

Nonforfeitability
The value of your IRA Plan belongs to you at all times, without risk of forfeiture.

Loans and Prohibited Transactions
IRAs do not permit loans. You may not borrow from your IRA Plan (including Roth
IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan and be treated as a distribution. It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

IRS STATUS OF YOUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA, SEP IRA, SIMPLE IRA or Roth IRA form. Approval of the form by the IRS does not represent a determination of the merits of the IRA.

                                      -B:4-

                       This page is intentionally blank.



                                      -B:5-

         IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU
for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,

 for marketing assistance or other product questions prior to issue, call us at:
                          Ameritas Life Insurance Corp.
                            Telephone: 1-800-255-9678

                   for all other matters, write or call us at:
                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 81889
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-255-9678
                               Fax: 1-402-467-7335
                 Interfund Transfer Request Fax: 1-402-467-7335
                           e-mail: direct@ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.


        STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

        A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

       For a free copy, access it on the SEC's Web Site (www.sec.gov, select "Filings" and type in "Ameritas Life"), or write or call us. Here is the Table of Contents for the Statement of Additional Information:

                                            Begin on
                                              Page
------------------------------------------ -----------

General Information and History                1
Services
Purchase of Securities Being Offered
------------------------------------------ -----------

Underwriters                                   2
Calculation of Performance
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
------------------------------------------ -----------

Other Information                              6
Service Marks and Copyright
Licensing Agreement
Financial Statements
------------------------------------------ -----------

                                   Last Page

Statement of Additional Information: _______, 2005
to accompany Policy Prospectus dated:  _______, 2005


Genesis NO-LOAD Variable Annuity (sm)
Policy Form 6151

Flexible Premium Deferred Variable Annuity Policy
                             Ameritas Life Insurance Corp. Separate Account LLVA


         TABLE OF CONTENTS                       Page

General Information and History....................1
Services
Purchase of Securities Being Offered

Underwriters.......................................2
Calculation of Performance
    Standardized Performance Reporting
    Non-Standardized Performance Reporting
    Our Performance Reports
    Yields

Other Information..................................5
Service Marks and Copyright
Financial Statements

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 81889, Lincoln, Nebraska 68501, by e-mailing us through our Web Site at www.ameritasdirect.com, or by calling us at 1-800-255-9678. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

                         GENERAL INFORMATION AND HISTORY

Ameritas Life Insurance Corp. Separate Account LLVA is a separate investment account of Ameritas Life Insurance Corp. ("we, us, our, Ameritas"). We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1887. We are an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. We issue life and health insurance and annuities throughout the United States (except New York).

                                    SERVICES

The statutory financial statements of Ameritas Life Insurance Corp. as of December 31, 2004 and 2003, and for the years then ended, and the financial statements of the Subaccounts of Ameritas Life Insurance Corp. Separate Account LLVA as of December 31, 2004, and for each of the periods in the two years then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been reviewed by our internal legal staff.

                      PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).


                                     SAI:1

                                  UNDERWRITERS

The Policy is offered continuously and is distributed by Ameritas Investment Corp ("AIC"), 5900 "0" Street, Lincoln, Nebraska 68510. AIC, an affiliate of ours, is a subsidiary of AMAL Corporation, a holding company that is a joint venture of Ameritas Life Insurance Corp., other Ameritas Acacia Companies and AmerUs Life Insurance Company. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies.

                                                                      --------------- --------------- ---------------
                                                               YEAR:       2002            2003            2004
--------------------------------------------------------------------- --------------- --------------- ---------------
Variable annuity commission we paid to AIC that were
paid to other broker-dealers and representatives (not kept by AIC).      $41,835         $19,894
--------------------------------------------------------------------- --------------- --------------- ---------------
Variable annuity commission earned and kept by AIC.                        None            None
--------------------------------------------------------------------- --------------- --------------- ---------------
Fees we paid to AIC for variable annuity Principal Underwriter             None          $14,706
services.
--------------------------------------------------------------------- --------------- --------------- ---------------

                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our Internet Web Site will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

Standardized Performance Reporting
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the current mortality and expense fee and the current annual Policy Fee. No deduction is made for premium taxes which may be assessed by certain states.

Non-Standardized Performance Reporting
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

                                     SAI:2

Our Performance Reports
The standardized average annual total returns for each investment portfolio for the periods indicated are as follows (more recent returns may be more or less than the stated returns due to market volatility):

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/2004

None, since Subaccounts were not effective before  05/01/2005.

The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:


NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/2003
(Reflects base Policy charges that are applicable to the Separate Account only; e.g., no Policy fee. Also reflects experience of the Subaccount underlying portfolio for periods beyond the Subaccount's own inception date.) (Computed on the same basis as Standardized total return except no Policy fee is reflected. Reflects these expenses deducted daily from Policy Separate Account assets to equal the annual % shown: mortality and expense risk charge of 0.90%.)

---------------------------------------------------------------------------------------------------------------------
Subaccount (inception date) of underlying series                                                Ten Year or, if less,
fund portfolio where Subaccount has less                      One Year           Five Year         Since Inception
than 10 year's experience.)                               Continue Policy     Continue Policy      Continue Policy
---------------------------------------------------------------------------------------------------------------------
CLASSIC PROFUNDS VP
     Bull (05/01/2001)                                        25.59%                N/A               -5.61%
     Small-Cap (05/01/2001)                                   42.75%                N/A                1.99%
     OTC (01/22/2001)                                         46.75%                N/A              -19.61%
     Mid-Cap Value (05/01/2002)                               35.74%                N/A                3.08%
     Mid-Cap Growth (05/01/2002)                              27.91%                N/A               -0.24%
     Small-Cap Value (05/01/2002)                             35.68%                N/A               -2.07%
     Small-Cap Growth (05/01/2002)                            34.32%                N/A                2.67%
     Asia 30 (05/01/2002)                                     64.92%                N/A               16.62%
     Europe 30 (10/18/1999)                                  38l.73%                N/A               -4.16%
     Japan (05/01/2002)                                       26.78%                N/A               -4.38%
ULTRA PROFUNDS VP
    UltraBull (01/22/2001)                                    52.93%                N/A               -9.75%
    UltraMid-Cap (01/22/2002)                                 70.09%                N/A               -1.08%
    UltraSmall-Cap (10/18/1999)                               99.45%                N/A               -0.29%
    UltraOTC  (10/18/1999)                                   102.67%                N/A              -39.15%
INVERSE PROFUNDS VP
    Bear (01/22/2001)                                        -24.59%                N/A                2.17%
    Short Small-Cap (09/03/2002)                             -34.52%                N/A              -29.65%
    Short OTC (05/01/2002)                                  -37.3 1%                N/A              -19.43%
OTHER PROFUNDS VP
    U.S. Government Plus (05/01/2002)                         -2.55%                N/A                8.13%
    Rising Rates Opportunity (05/01/2002)                     -4.11%                N/A              -14.01%
    Access VP High Yield Fund (12/17/04)                        N/A                 N/A                  N/A
    Money Market (10/29/2001)                                  0.12%                N/A                0.19%


                                     SAI:3

Yields
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                            YIELD=2[(a - b +1)6 - 1]
                                       Cd

Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period. The yield reflects the base Policy mortality and expense risk fee and administrative expense charge. Net investment income will be determined according to rules established by the SEC. The yield assumes an average Policy size of $75,000.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of a money market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven-day calendar period. A money market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). A money market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.


                       Subaccount Yields As of 12/31/2003
         Reflecting current charges               Yield        Effective Yield
         ProFunds VP Money Market Subaccount      0.05%             0.05%

A money market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in a money market Subaccount nor that Subaccount's investment in the underlying money market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                                     SAI:4

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Statements in the prospectus and this Statement are intended to be summaries. For a complete statement of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web Site at www.sec.gov, select "Filings" and type in "Ameritas Life" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                           SERVICE MARKS AND COPYRIGHT

"Ameritas," the bison symbol, and "Ameritas No-Load Variable Annuity" are registered service marks of Ameritas Life Insurance Corp. The Policy and Policy prospectus are copyrighted by Ameritas Life Insurance Corp.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                     SAI:5

                                     PART C

                                OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

     a) Financial Statements:

     The financial statements of the subaccounts of Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life Insurance Corp. will be filed in Part B as part of a Pre-Effective Amendment to this Registration Statement.

     There are no financial statements included in Part A or Part C.

     b)    Exhibits

     Exhibit
     Number      Description of Exhibit

     (1)         Resolution of Board of Directors of Ameritas Life Insurance
                 Corp. Establishing Ameritas Life Insurance Corp. Separate
                 Account LLVA.  1
     (2)         Not applicable.
     (3) (a)     Principal Underwriting Agreement.  2
     (3) (b)     Form of Selling Agreement.  2
     (4)         Form of Variable Annuity Contract.
     (5)         Form of Application for Variable Annuity Contract.  (To be
                 filed by Pre-Effective Amendment.)
     (6) (a)     Certificate of Incorporation of Ameritas Life Insurance Corp. 1
     (6) (b)     Bylaws of Ameritas Life Insurance Corp.  3
     (7)         Not Applicable.
     (8) (a)     Form of Participation Agreement - ProFunds.
     (8) (b)     Powers of Attorney.  4, 5, 6
     (9)         Opinion and consent of Donald R. Stading.
     (10)        Consent of Auditors.  (To be filed by Pre-Effective Amendment.)
     (11)        No financial statements will be omitted from Item 23.  (To be filed by Pre-Effective Amendment.)
     (12)        Not applicable.

Footnotes:

1. Incorporated by reference to the initial registration statement for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on June 7, 1996.
2. Incorporated by reference to the Pre-Effective Amendment No. 1 for Ameritas Life Insurance Corp. Separate Account LLVA (File
         No. 333-05529), filed on October 3, 1996.
3. Incorporated by reference to Post-Effective Amendment No. 4 for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on February 26, 1999.
4. Incorporated by reference to Post-Effective Amendment No. 10 for Ameritas Life Insurance Corp. Separate Account LLVL (File No. 33-86500), filed on April 12, 2002.
5. Incorporated by reference to Post-Effective Amendment No. 9 for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on April 18, 2003.
6. Incorporated by reference to the initial registration statement for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-120972), filed on December 3, 2004.

Item 25.   Directors and Officers of the Depositor

           Name and Principal
           Business Address *               Position and Offices with Depositor
           David C. Moore                   Director, Chairman of the Board and Chief Executive Officer
           JoAnn M. Martin                  Director, President and Chief Operating Officer
           James P. Abel                    Director
           Lawrence J. Arth                 Director
           William W. Cook, Jr.             Director
           Bert A. Getz                     Director
           James R. Knapp                   Director
           Tonn M. Ostergard                Director
           Paul C. Schorr, III              Director
           Winston J. Wade                  Director
           Robert C. Barth                  Senior Vice President, Controller and Chief Accounting Officer
           Jan M. Connolly                  Senior Vice President - Operations, Planning and Quality
           Raymond M. Gilbertson            Vice President - Corporate Compliance
           Arnold D. Henkel                 Senior Vice President - Individual Distribution
           Paul E. Huebner                  Senior Vice President - E-Business Development
           William W. Lester                Senior Vice President - Investments and Treasurer
           Brian J. Owens                   Senior Vice President - Career Distribution
           Barry C. Ritter                  Senior Vice President - Information Services
           Donald R. Stading                Senior Vice President, Secretary, and Corporate General Counsel
           Richard W. Vautravers            Senior Vice President, Individual Financial Management

* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 26. Organizations under common control with the depositor include:

Name of Corporation (state where organized)                            Principal Business
Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company
         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corporation (MD)........................holding company
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                      Acacia Property & Casualty Insurance Agency,
                      Inc. (VA)........................................insurance agency
                      Acacia Service Corp. (VA)........................deposit solicitation
                      Acacia Title Agency, Inc. (VA)...................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group, Ltd. (DE).............................holding company
                      Calvert Asset Management Company (DE)............asset management services
                      Calvert Shareholder Services, Inc. (DE)..........administrative services
                      Calvert Administrative Services Company (DE).....administrative services
                      Calvert Distributors, Inc. (DE)..................broker-dealer
              Enterprise Resources, LLC (DE)...........................class II insurance sales

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between Ameritas Life
                                                                       Insurance Corp. (52.41%), AmerUs Life Insurance Company
                                                                       (33.59%), Acacia Life Insurance Company (11.03%),
                                                                       and Acacia Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer, investment adviser
                  Ameritas Variable Life Insurance Company (NE)........life insurance company
                  The Advisors Group, Inc. (DE)........................investment adviser
              Ameritas Investment Advisors, Inc. (NE)..................investment adviser
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              Pathmark Administrators, Inc. (NE).......................third-party administrator of dental and eye care insurance plans
              Veritas Corp. (NE).......................................insurance marketing agency

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 27. Number of Contract Owners

No contracts have been offered


Item 28.     Indemnification

Ameritas Life Insurance Corp.'s By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      Principal Underwriter

a) Ameritas Investment Corp. ("AIC"), which will serve as the principal underwriter for the variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Life Insurance Corp. Separate Account LLVL, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Variable Separate Account VL, and First Ameritas Variable Life Separate Account and variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2, Ameritas Variable Separate Account VA, and First Ameritas Variable Annuity Separate Account. AIC is the underwriter for the Calvert Variable Series Ameritas Portfolios and also serves as its investment advisor.


b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

          Name and Principal                         Positions and Offices
          Business Address                           and Underwriter
          Lawrence J. Arth*                          Director, Chairman
          Salene Hitchcock-Gear*                     Director, President and Chief Executive Officer
          Gary R. McPhail**                          Director, Senior Vice President
          David C. Moore*                            Director, Senior Vice President
          William W. Lester*                         Director, Treasurer
          Thomas C. Godlasky**                       Director
          Billie B. Beavers***                       Senior Vice President
          James R. Fox***                            Senior Vice President
          Maria E. Sherffius*                        Vice President - Chief Compliance Officer
          Donald R. Stading*                         Vice President, Secretary and General Counsel
          Michael M. VanHorne***                     Senior Vice President

          * Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
          ** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
          *** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

c) Commissions Received by Each Principal Underwriter from the Registrant during the Fiscal Year ending December 31, 2003 (This information will be updated for the Last Fiscal Year by Pre-Effective Amendment):

     ----------------------- -------------------- --------------------- -------------------- --------------------
              (1)                    (2)                  (3)                   (4)                  (5)
                              Net Underwriting
       Name of Principal        Discounts and       Compensation on          Brokerage
          Underwriter            Commissions           Redemption           Commissions         Compensation
     ----------------------- -------------------- --------------------- -------------------- --------------------
      Ameritas Investment          $19,894                 $0                   $0                 $14,706
         Corp. ("AIC")
     ----------------------- -------------------- --------------------- -------------------- --------------------

         (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
         (3) = Sales compensation received and paid out by AIC as underwriter; AIC retains 0.
         (4) = Sales compensation received by AIC for retail sales.
         (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30.  Location of Separate Account and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

     Not Applicable.

Item 32.  Undertakings

 (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts my be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

(e) Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant, Ameritas Life Insurance Corp. Separate Account LLVA, certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 14th day of January, 2005.

                 AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVA, Registrant
                                        AMERITAS LIFE INSURANCE CORP., Depositor



                                                   By:     David C. Moore**
                                                           Chairman of the Board

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on January 14, 2005.

     SIGNATURE                              TITLE
     David C. Moore **                  Director, Chairman of the Board and Chief Executive Officer
     JoAnn M. Martin *                  Director, President and Chief Operating Officer
     James P. Abel *                    Director
     Lawrence J. Arth *                 Director
     William W. Cook, Jr. *             Director
     Bert A. Getz ****                  Director
     James R. Knapp ****                Director
     Tonn M. Ostergard ***              Director
     Paul C. Schorr, III *              Director
     Winston J. Wade ****               Director
     Robert C. Barth ***                Senior Vice President, Controller and Chief Accounting Officer
     William W. Lester *                Senior Vice President - Investments and Treasurer

     /S/Donald R. Stading
     Donald R. Stading                  Senior Vice President, Secretary and Corporate General Counsel

* Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.
** Signed by Donald R. Stading under Power of Attorney executed effective as of March 28, 2002.
*** Signed by Donald R. Stading under Power of Attorney executed effective as of April 1, 2003.
**** Signed by Donald R. Stading under Power of Attorney executed effective as of November 20, 2004.

                                  Exhibit Index

         Exhibit

           4    Form of Variable Annuity Contract
           8    Form of Participation Agreement
           9    Opinion and Consent of Donald R. Stading